Exhibit 5.1

12 July 2011	Our Ref: CR/JG/B07081

Blue Wolf Mongolia Holdings Corp. Walkers Chambers 171 Main Street Road Town Tortola British Virgin Islands

Dear Sirs

BLUE WOLF MONGOLIA HOLDINGS CORP.

We have been asked to provide this legal opinion to you with regard to the laws of the British Virgin Islands in relation to the Documents (as defined in Schedule 1) being entered into by Blue Wolf Mongolia Holdings Corp. (the "Company") in connection with the Company’s registration statement on Form S-1 (the “Registration Statement”) including all amendments or supplements to such form, filed with the Securities and Exchange Commission (the "Commission") relating to the offering by the Company pursuant to the Registration Statement in respect of (i) up to 8,050,000 units (including up to 1,050,000 units included in the over-allotment option granted to the Underwriters (as defined below) ( each a "Unit" and together the "Units") comprising the Company's ordinary shares of no par value (the “Ordinary Shares”) and warrants entitling the holder to purchase one Ordinary Share (the "Warrants"); (ii) all Shares and Warrants issued as part of the Units; and (iii) all Shares issuable upon exercise of the Warrants.

For the purposes of giving this opinion, we have examined and relied upon the originals, copies or translations of the documents listed in Schedule 1.

In giving this opinion we have relied upon the assumptions set out in Schedule 2, which we have not independently verified.

We are British Virgin Islands Lawyers and express no opinion as to any laws other than the laws of the British Virgin Islands in force and as interpreted at the date of this opinion. We have not, for the purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction. Except as explicitly stated herein, we express no opinion in relation to any representation or warranty contained in the Documents nor upon the commercial terms of the transactions contemplated by the Documents.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we consider relevant, and subject to the qualifications set out in Schedule 3, and under the laws of the British Virgin Islands, we give the following opinions in relation to the matters set out below.

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1.
The Company is a company duly incorporated under the BVI Business Companies Act, 2004 (the "Act") and validly exists as a BVI Business Company limited by shares in the British Virgin Islands. Based solely on the Registered Agent's Certificate referred to in Schedule 1 and the Certificate of Good Standing referred to in Schedule 1, the Company is in good standing under the laws of the British Virgin Islands. It is a separate legal entity and subject to suit in its own name.

2.	The Company has full corporate power and authority to execute and deliver the Documents and to perform its obligations under the Warrant Agreement.

3.
The Documents have been duly authorised and, when the Documents have been executed by a person or persons authorised to execute the Documents under the resolutions and, when delivered by the Company, the Warrant Agreement will constitute the legal, valid and binding obligations of the Company enforceable in accordance with its terms.

4.
The execution and delivery of the Documents, the performance of the Warrant Agreement and the consummation of the transactions contemplated by the Documents and the compliance by the Company with the terms and provisions of the Warrant Agreement do not:

(a)	contravene any law, public rule or regulation of the British Virgin Islands applicable to the Company which is currently in force; or

(b)	contravene the Memorandum and Articles of Association of the Company.

5.
The Ordinary Shares comprised in the Units have been duly authorised and, upon the issue of such Ordinary Shares in accordance with the terms of the Registration Statement, the Memorandum and Articles of Association and the Underwriting Agreement, assuming the subscription monies in respect of such Ordinary Shares have been paid in full to the Company in payment for the subscription price for such Ordinary Shares, such Ordinary Shares will be validly issued and fully paid and, and there will be no further obligation on the holders of such Shares to make any further payment to the Company in respect of the subscription for such Ordinary Shares. The Ordinary Shares comprised in the Units will be deemed to be issued when the name of the shareholder is entered in the Company's register of members. A shareholder of Ordinary Shares in the Company comprised in the Units has no liability, as a shareholder, for the liabilities of the company.

6.
The Ordinary Shares to be issued pursuant to the Warrants have been duly authorised and, upon the issue of such Ordinary Shares in accordance with the terms of the Registration Statement, the Memorandum and Articles of Association and the Warrant Agreement, assuming the subscription monies in respect of such Ordinary Shares have been paid in full to the Company in payment for the subscription price for such Ordinary Shares, such Ordinary Shares will be validly issued and fully paid and, and there will be no further obligation on the holders of such Shares to make any further payment to the Company in respect of the subscription for such Ordinary Shares. The Ordinary Shares to be issued pursuant to the Warrants will be deemed to be issued when the name of the shareholder is entered in the Company's register of members. A shareholder of Ordinary Shares in the Company issued pursuant to the Warrants has no liability, as a shareholder, for the liabilities of the company.

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7.
In the case of a final and conclusive judgment obtained in a court of a foreign country (with which no reciprocal arrangements exist or extend such as the United States) for either a liquidated sum (not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations), or in certain circumstances, for in personam non-money relief, such judgment will be recognised and enforced in the Court without any re-examination of the merits at common law, by an action commenced on the foreign judgment in the Court.

8.	With reference to paragraph 7 above, the Courts would enforce the relevant judgment, in the manner set out above, provided that:

(a)	the judgment had not been wholly satisfied;

(b)
such court had jurisdiction in the matter and the Company either submitted to the jurisdiction of the foreign court or was resident or carrying on business within such jurisdiction and was duly served with process;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of a court;

(d)
recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy or for some other similar reason the judgment could not have been entertained by the Courts; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

9.
Based solely on a search of the public records in respect of the Company maintained at the offices of the Registrar of Corporate Affairs (the "Registrar") in the British Virgin Islands on 12 July 2011 (the "Search Date") (which would not reveal details of matters which have not been lodged for registration or have been lodged for registration but not actually registered at the time of our search), a search of the Civil Cause Book of the High Court conducted on the Search Date (which would not reveal details of proceedings which have been filed but not actually entered in the Civil Cause Book at the time of our search) at 9.00 am (the "Search Time") on the Search Date there are no actions, suits or proceedings pending against the Company before the High Court and the said searches do not reveal any steps having been taken in the British Virgin Islands for the appointment of a receiver or liquidator to, or for the winding-up, dissolution, reconstruction or reorganisation of the Company (to the extent that such steps would result in a filing with the Registrar or the High Court and such filing has been made), though it should be noted that the Civil Cause Book of the High Court and the public files maintained by the Registrar may not reveal whether an application for the appointment of a liquidator or a receiver has been presented to the Courts or whether a liquidator or a receiver has been appointed out of Court, or whether any out of court dissolution, reconstruction or reorganisation of the Company has been commenced. In addition, the search of the Civil Cause Book at the High Court is a manual search and cannot be relied upon to reveal whether or not a particular entity is a party to litigation in the British Virgin Islands. The Civil Cause Book is not updated every day and it is not updated if third parties or noticed parties are added to or removed from the proceedings after their commencement.

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This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references made to our firm in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933 or the rules and regulations promulgated thereunder.

This opinion shall be construed in accordance with the laws of the British Virgin Islands.

Yours faithfully

/s/ Walkers
WALKERS

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SCHEDULE 1

LIST OF DOCUMENTS EXAMINED

1.
The Certificate of Incorporation dated 11 March 2011 and the Amended and Restated Memorandum and Articles of Association of the Company (which Memorandum and Articles of Association were registered on 12 July 2011) (the "Memorandum and articles of Association") as obtained by us from the Registry of Corporate Affairs in the British Virgin Islands pursuant to the search referred to in paragraph 3 of this Schedule below.

2.
A copy of the Company's Register of Members and Register of Directors, as obtained by us from its registered agent (the "Registered Agent") in the British Virgin Islands (the documents in this paragraph 2 and paragraph 1 immediately above, together the "Company Records").

3.
A search of the public records of the Company on file and available for inspection at the Registry of Corporate Affairs on the Search Date and the records of proceedings on file with, and available for inspection on the Search Date at the High Court.

4.	A certificate issued by the Registered Agent of the Company in the British Virgin Islands dated 12 July 2011 (the "Registered Agent's Certificate").

5.	A Certificate of Good Standing dated 12 July 2011 in respect of the Company issued by the Registrar (the "Certificate of Good Standing").

6.
A copy of executed written resolutions of the Board of Directors of the Company dated 12 July 2011 and a copy of executed written resolutions of the Shareholders of the Company dated 12 July 2011, (the "Resolutions").

7.	An execution version of the underwriting agreement between the Company and Deutsche Bank Securities Inc. (the "Underwriting Agreement").

8.	The final form of the Registration Statement.

9.	Copies of the following:

(a)	A copy of the form of the Company's warrant certificate in respect of the Warrants;

(b)	A copy of the form of the Company's unit certificate in respect of the Units; and

(c)	An execution version of the warrant agreement between Continental Stock Transfer & Trust Company and the Company (the "Warrant Agreement").

The documents listed in paragraphs 9(a) to (c) above inclusive are collectively referred to in this opinion as the "Documents".

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SCHEDULE 2

ASSUMPTIONS

1.
There are no provisions of the laws of any jurisdiction outside the British Virgin Islands which would be contravened by the execution or delivery of the Documents and, insofar as any obligation expressed to be incurred under the Documents is to be performed in or is otherwise subject to the laws of any jurisdiction outside the British Virgin Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

2.	The Documents are within the capacity, power, and legal right of, and have been or will be duly authorised, executed and delivered by, each of the parties thereto (other than the Company).

3.
The Documents constitute or, when executed and delivered, will constitute the legal, valid and binding obligations of each of the parties thereto enforceable in accordance with their terms as a matter of the laws of all relevant jurisdictions (other than the British Virgin Islands).

4.
The choice of the laws of the jurisdiction selected to govern each of the Documents has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all relevant jurisdictions (other than the British Virgin Islands).

5.
All authorisations, approvals, consents, licences and exemptions required by, and all filings and other steps required of each of the parties to the Documents outside the British Virgin Islands to ensure the legality, validity and enforceability of the Documents have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and any conditions to which they are subject have been satisfied.

6.	All conditions precedent, if any, contained in the Documents have been or will be satisfied or waived.

7.	No Director of the Company has an interest in the transactions contemplated by the Documents other than as disclosed in the Resolutions, or if any other interest does exist:

(a)	the material facts of the interest are known by the shareholders of the Company and such transactions have been unanimously approved or ratified; or

(b)	the Company received fair value for the transactions.

8.	The Directors of the Company (acting honestly and in good faith) consider the execution of the Documents and the transactions contemplated thereby to be in the best interests of the Company.

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9.
On the date of execution of the Documents, the Company was able to pay its debts as they became due, the Company had not failed to comply with the requirements of a statutory demand that had not been set aside under section 157 of the British Virgin Islands' Insolvency Act, 2003 (as amended) (the "Insolvency Act"), and no execution or other process issued on a judgment, decree or order of a Court in favour of a creditor of the Company has been returned wholly or partly unsatisfied (each of which would mean that the Company is "Insolvent" for the purposes of the Insolvency Act), and the transactions contemplated by the Documents will not cause the Company to become Insolvent.

10.
No sale, transfer, lease, exchange or other disposition of property ("Disposition") effected by the Documents nor any transaction contemplated thereby is a gift made for no consideration or for consideration the value of which, in money or money's worth, is significantly less than the value, in money or money's worth, of the consideration provided by the Company (an "Undervalue Transaction"), but if it is then the Company entered into the transaction in good faith and for the purposes of its business and, at the time the transaction was entered into, there were reasonable grounds for believing that the transaction would benefit the Company.

11.
The transactions contemplated by the Documents do not have the effect of putting a creditor of the Company into a position which, in the event of the Company going into insolvent liquidation, will be better than the position it would have been in if the transactions had not been entered into (an "Unfair Preference"), but if any of the transactions do have this effect, then such transactions are entered into in the ordinary course of business.

12.
The originals of all documents examined in connection with this opinion are authentic. The signatures, initials and seals on the Documents are genuine and are those of a person or persons given power to execute the Documents under the Resolutions. All documents purporting to be sealed have been so sealed. All copies are complete and conform to their originals. The Documents conform in every material respect to the latest drafts of the same produced to us and, where provided in successive drafts, have been marked up to indicate all changes to such Documents. Any Document executed as a deed was executed as a single physical document (whether in counterpart or not) in full and final form.

13.	The Memorandum and Articles of Association reviewed by us are the Memorandum and Articles of Association of the Company in force at the date hereof.

14.
The Registered Agent's Certificate and the results of the searches referred to in paragraph 3 of Schedule 1 are complete, true and accurate as at the date of this opinion and, furthermore, such searches were complete, true and accurate as at the Search Time and disclose:

(a)	in the case of the Registry of Corporate Affairs, all matters which have been filed for registration in respect of the Company at the offices of the Registrar; and

(b)	in the case of the High Court, all actions, suits and proceedings pending against the Company before the Courts.

15.
The Company Records are complete and accurate and constitute a complete and accurate record of the business transacted and resolutions adopted by the Company and all matters required by law and the Memorandum and Articles of Association of the Company to be recorded therein are so recorded.

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16.
There are no records of the Company (other than the Company Records), agreements, documents or arrangements other than the documents expressly referred to herein as having been examined by us which materially affect, amend or vary the transactions envisaged in the Documents or restrict the powers and authority of the Directors of the Company in any way or which would affect any opinion given herein.

17.
The Resolutions have been duly executed (and where by a corporate entity such execution has been duly authorised if so required) by or on behalf of each Director, or by or on behalf of each shareholder in respect of the shareholder resolutions, and the signatures and initials thereon are those of a person or persons in whose name the Resolutions have been expressed to be signed.

18.	The Resolutions remain in full force and effect and have not been revoked or varied.

19.	No resolution voluntarily to wind up the Company has been adopted by the shareholders or directors of the Company.

20.
Where any of the documents provided to us are unexecuted, incomplete and/or undated, they will be duly executed, completed and/or dated (as the case may be) and delivered by all the parties thereto in materially the same form as that provided to us and they will not be altered in any material way which affects this opinion.

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SCHEDULE 3

QUALIFICATIONS

1.
The term "enforceable" and its cognates as used in this opinion means that the obligations assumed by the Company under the Documents are of a type which the Courts enforce. This does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)
enforcement of obligations and the priority of obligations may be limited by bankruptcy, insolvency, liquidation, dissolution, reorganisation, readjustment of debts, disclaimer of onerous property in liquidation or moratorium and other laws of general application relating to or affecting the rights of creditors or by prescription or lapse of time;

(b)
enforcement of obligations and the priority of obligations may be limited by general principles of equity and, in particular, the availability of certain equitable remedies such as injunction or specific performance of an obligation may be limited where a Court considers damages to be an adequate remedy;

(c)	claims may become barred under statutes of limitation or may be or become subject to defences of set-off, counterclaim, estoppel and similar defences;

(d)
where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of, or contrary to the public policy of, that jurisdiction;

(e)
in liquidation proceedings in respect of the Company before a Court it is likely that the Court will require all debts of the Company to be proved in a common currency, which is likely to be the Company's functional currency;

(f)
to the extent that any provision of the Documents is adjudicated to be penal in nature, it will not be enforceable in the Courts; in particular, the enforceability of any provision of the Documents which imposes additional obligations in the event of any breach or default, or of payment or prepayment being made other than on an agreed date, may be limited to the extent that it is subsequently adjudicated to be penal in nature and not an attempt to make a reasonable pre-estimate of loss;

(g)	to the extent that the performance of any obligation arising under the Documents would be fraudulent or contrary to public policy, it will not be enforceable in the Courts;

(h)	a Court will not necessarily award costs in litigation in accordance with contractual provisions in this regard;

(i)
the effectiveness of terms in the Documents excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty shall be construed in accordance with, and shall be limited by, applicable law, including generally applicable rules and principles of common law and equity.

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2.
A certificate, determination, calculation or designation of any party to the Documents as to any matter provided therein might be held by a Court not to be conclusive, final and binding, notwithstanding any provision to that effect therein contained, for example if it could be shown to have an unreasonable, arbitrary or improper basis or in the event of manifest error.

3.
If any provision of the Documents is held to be illegal, invalid or unenforceable, severance of such provision from the remaining provisions will be subject to the discretion of the Courts notwithstanding any express provisions in this regard.

4.	We express no opinion upon the effectiveness of any clause of the Documents which provides that the terms of such Document may only be amended in writing.

5.
Notwithstanding any purported date of execution in any of the Documents, the rights and obligations therein contained take effect only on the actual execution and delivery thereof but the Documents may provide that they have retrospective effect as between the parties thereto alone.

6.
The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions and/or measures adopted by the European Union Council for Common Foreign & Security Policy extended to the British Virgin Islands by the Order of Her Majesty in Council.

7.
Persons who are not party to any of the Documents (other than persons acting pursuant to powers contained in a deed poll) under British Virgin Islands law have no direct rights or obligations under the Documents.

8.	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registrar.

9.
All powers of attorney granted by the Company in the Documents must either be executed as a deed or signed by a person acting under the authority of the Company. Powers of attorney granted by a British Virgin Islands company which by their terms are expressed to be irrevocable are valid and irrevocable only if given for valuable consideration, unless such powers of attorney are expressed to be irrevocable for a fixed time not exceeding one year, in which case valuable consideration is not required for the powers of attorney to be irrevocable).

10.
We render no opinion as to the specific enforcement as against the Company of covenants granted by the Company to do or to omit to do any action or other matter which is reserved by applicable law or the Company's Memorandum or Articles of Association to the Company's Shareholders or any other person.

11.
Based on the decision in the English case of Houldsworth v City of Glasgow Bank (1880) 5 App Cas 317 HL, in the event of a misrepresentation by a company on which a shareholder relied in agreeing to subscribe for shares in such company, the shareholder may be entitled to rescind the share subscription agreement and thereafter claim damages against such company for any additional loss suffered as a result of the misrepresentation. Such a claim for damages will not arise unless and until the shareholder has successfully rescinded the share subscription agreement. A shareholder may be barred from rescinding on the grounds of delay or affirmation and if such company is wound up (whether voluntarily or compulsorily), such shareholder will lose the right to rescind the share subscription agreement.

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12.
Where a document provides for an exclusive jurisdiction clause submitting to a jurisdiction of a court other than the Courts, notwithstanding any provision of the document providing for the exclusive jurisdiction of a court other than the Courts, the Court may, if it is satisfied that it is just and equitable to allow such proceedings to continue in the British Virgin Islands:

(a)	decline to stay proceedings issued in contravention of such provision; or

(b)	refuse leave to serve proceedings out of the British Virgin Islands.

13.	An Undervalue Transaction will be voidable if it is:

(a)	entered into at a time when the Company is Insolvent or it causes the Company to become Insolvent (an "Insolvency Transaction"); and

(b)
created within a period beginning six months prior to the date on which the application for the appointment of the liquidator to the Company was filed, where the liquidator was appointed by the Court; or the date of appointment of the liquidator, where the Company is in liquidation and the liquidator was appointed by the Shareholders, and ending on the appointment of a liquidator over the Company (the "Vulnerability Period"). This period is extended to two years in the case of a transaction entered into with a "Connected Person", being a person who is:

(i)	a promoter of the Company;

(ii)
a related company. A company is a "Related Company" if it is a subsidiary or holding company of the Company, the same person has control of both companies, or a company and the Company are both subsidiaries of the same holding company;

(iii)	a Director or Shareholder of the Company or of a Related Company;

(iv)	a beneficiary under a trust of which the Company is or has been a trustee;

(v)	another company one of whose Directors is also a Director of the Company;

(vi)	a trustee of a trust having as a beneficiary a person who is otherwise a connected person; or

(vii)
a nominee, relative, spouse, or relative of a spouse, of any person referred to in qualification 12 (b)(i), (iii) and (vi) above, or a person in partnership with any person referred to in qualification 12(b)(i), (iii) and (vi) above;

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unless the Undervalue Transaction is entered into in good faith and for the purposes of its business, and at the time when the Company enters into the transaction there were reasonable grounds for believing that the transaction would benefit the Company. Where the Company enters into an Undervalue Transaction with a Connected Person within the Vulnerability Period, unless the contrary is proved it is presumed that the transaction is an Insolvency Transaction and that it was not entered into in good faith for the purposes of its business, or with reasonable grounds for believing that the transaction would benefit the Company.

14.
An Unfair Preference entered into by the Company with a creditor will be voidable if it is an Insolvency Transaction entered into within the Vulnerability Period unless the transaction took place in the ordinary course of business. However, where such an Unfair Preference is entered into with a Connected Person, unless the contrary is proved it is presumed that the Unfair Preference is an Insolvency Transaction and that it did not take place in the ordinary course of business.

15.
Where the Court is satisfied that an Unfair Preference, or an Undervalue Transaction, floating charge or Extortionate Credit Transaction is a voidable transaction pursuant to the provisions of the Insolvency Act, upon the application of an office holder the Court may, among other things:

(a)	make an order setting aside the transaction in whole or in part; or

(b)
in respect of an Unfair Preference or an Undervalue Transaction, make such order as it considers fit for restoring the position to what it would have been if the Company had not entered into that transaction (including but not limited to, requiring any asset transferred as part of the transaction to be vested in the Company, release or discharge, in whole or in part, any security interest given by the Company or the liability of the Company under the contract, require any person to pay, in respect of benefits received by him from the Company, such sums to the office holder as the Court may direct)[; and

(c)	in respect of an Extortionate Credit Transaction, may by order provide for any one or more of the following:

(i)	the variation of the terms of the transaction or the terms on which any security interest for the purposes of the transaction is held;

(ii)	the payment by any person who is or was a party to the transaction to the office holder of any sums paid by the Company to that person by virtue of the transaction;

(iii)	the surrender by any person to the office holder of any asset held by him as security for the purposes of the transaction; and

(iv)	the taking of accounts between any persons.